Exhibit 99.1

China Rapid Finance Receives ISO27001 Certification

-- Achieves Internationally Recognized Standards for Information Security --

SHANGHAI, June 4, 2018 /PRNewswire/ -- China Rapid Finance Limited ("China Rapid Finance" or the "Company") (NYSE: XRF), operator of one of China's largest consumer lending marketplaces, today announced that it achieved ISO/IEC 27001:2013 Certification ("ISO 27001"), the international standard that describes best practices for an information security management system (ISMS). Certification to ISO 27001 demonstrates that the company has adopted internationally-recognized standards to ensure borrowers and investors on its marketplace benefit from the highest level of data protection.

Chief Information Officer Shi Guotai receives ISO 27001 Certification from James Tan, Director of Operations, China, BSI

ISO 27001 is the most widely accepted international standard for information security controls. The standard provides a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an ISMS and helps organizations establish a systematic and proactive approach to managing information security risks. The certification was awarded to China Rapid Finance by BSI Group, a standards authority and accredited certification body, upon completion of a stringent compliance audit of the Company’s ISMS.

Since its entry into marketplace lending in 2010, the Company has made information security and protection of customers’ personal information and transaction data a top priority. Notably, the company adopted an electronic signature and document storage solution to ensure that borrowing agreements are tamper-proof. CRF had already earned national grade-3 accreditation for information system security, the highest certification for non-bank institutions in China. Achieving ISO 27001 certification further demonstrates the company’s commitment and ability to ensure the highest level of information security.

Joseph Wang, Chief Strategy Officer of the Company, commented: “We treat data with great care. Information security is an integral part of all our business processes. Receiving the ISO 27001 certification demonstrates that our information security practices are in full compliance with the highest international standards. This is further evidence of China Rapid Finance's leadership position in the online lending industry.”

Guotai Shi, Chief Information Officer of China Rapid Finance, added, “The ISO 27001 standard provides a strong guarantee that we have established a stringent information security management system to  safeguard sensitive internal data, customer information and transaction data on our platform. We will continuously maintain and develop our system to ensure our lending marketplace is safe, stable and reliable.”

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging mobile-active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Investor Relations Contacts:

In China:

China Rapid Finance
Joseph Wang
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com